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              [FRIEDMAN, BILLINGS, RAMSEY & CO., INC. LETTERHEAD]

                                  July 5, 2005



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Owen Pinkerton and Michael McTiernan



                         Medical Properties Trust, Inc.
                       Registration Statement on Form S-11
                               File No. 333-119957
                       -----------------------------------



Ladies and Gentlemen:

     In connection with the above captioned offering and in accordance with Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, please be advised that the undersigned have effected approximately the following distribution of the copies of the Preliminary Prospectus dated June 17, 2005.

        55 sent to     7 Prospective Underwriters
     3,614 sent to 3,614 Institutions
     4,438 sent to 4,438 Individuals

     This letter shall also confirm that the underwriters of the above captioned offering have complied and will continue to comply with all provisions of Rule 15c2-8 under the Securities Exchange Act of 1934.



                                     Sincerely,


                                     Friedman, Billings, Ramsey & Co., Inc.
                                     J.P. Morgan Securities Inc.
                                     Wachovia Capital Markets, LLC
                                     Stifel, Nicolaus & Company, Incorporated

                                     By: Friedman, Billings, Ramsey & Co., Inc.,
                                         as representative of the several
                                         underwriters

                                     By: /s/ James R. Kleeblatt
                                         ---------------------------------------
                                     Name: James R. Kleeblatt
                                           -------------------------------------
                                     Title: Senior Managing Director
                                            ------------------------------------